SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2023

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-31220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants and Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at year-end) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at year-end) as of December 31, 2023, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Forvis Mazars, LLP
We have served as the Plan’s auditor since 2006.
Louisville, Kentucky
June 27, 2024

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets
Cash	$68	$1,932

Investments at fair value:
Community Trust Bancorp, Inc. common stock	16,101,269	16,023,094
Mutual funds	54,753,188	46,062,938
Money market funds	6,425,451	6,276,856
Total investments	77,279,908	68,362,888

Receivables:
Contributions receivable	144,550	123,672
Accrued interest and dividends	169,824	153,438
Total receivables	314,374	277,110

Total assets	77,594,350	68,641,930

Liabilities
Excess contributions payable	81,008	54,104

Net assets available for benefits	$77,513,342	$68,587,826

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2023 and 2022

Additions:	2023	2022
Contributions:
Participants	$3,105,314	$2,896,200
Employer	1,292,848	1,209,727
Rollovers	174,083	29,835
Total contributions	4,572,245	4,135,762

Investment income:
Net appreciation (depreciation) in fair value of investments	7,303,539	(10,184,301)
Interest and dividends	2,319,437	2,089,576
Total investment income (loss)	9,622,976	(8,094,725)

Deductions:
Benefits paid to participants	(5,269,705)	(12,134,751)

Increase (decrease) in net assets available for benefits	8,925,516	(16,093,714)

Net assets available for benefits:
Beginning of year	68,587,826	84,681,540

End of year	$77,513,342	$68,587,826

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2023 and 2022
and For the Years Ended December 31, 2023 and 2022

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  CTIC served as trustee of the Plan for the years ended December 31, 2023 and 2022. Matrix Trust Company served as custodian of the Plan for the years ended December 31, 2023 and 2022.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate through salary deferral on the entry date following the completion of 90 days of service and attainment of age twenty-one.

An employee becomes eligible for the employer match on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2023 and 2022, the maximum limit on deferral contributions was $22,500 and $20,500, respectively.  Participants age 50 and over may also make catch-up contributions up to a limit of $7,500 for 2023 and $6,500 for 2022.  During 2023 and 2022, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions if any, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions per the direction of the Plan Administrator.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Vesting in CTBI’s contribution portion of their accounts is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested accounts are allocated to the accounts of participants who received an allocation of matching contributions in such plan year and who are employed on the last day of that plan year and is based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts and Excess Contributions

At December 31, 2023 and 2022, forfeited non-vested accounts totaled $14,384 and $12,204, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non- discrimination testing. Excess contributions payable, adjusted for earnings, were $81,008 and $ 54,104 as of December 31, 2023 and 2022, respectively.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Federal Income Tax Status

At December 31, 2023, the Plan operates under a non-standardized adoption agreement in connection with a defined contribution pre-approved plan document sponsored by Community Trust & Investment Company. This  plan document has been filed with the appropriate agency. The Plan has not obtained or requested a separate determination letter for the pre-approved plan. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

4.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

5.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are received by CTIC as trustee and forwarded to the Custodian.  Professional fees for the plan’s administration audit, investment management, and trustee services are paid by CTBI.  During the years ended December 31, 2023 and 2022, the Plan received dividend income of $642,502 and $735,083, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2023	2022
CTBI common stock (in dollars)	$16,101,269	$16,023,094

Shares outstanding (in shares)	367,106	348,859

6.  Plan Amendments

The Plan was restated onto Community Trust and Investment Company’s preapproved plan document effective 1/1/22. This restatement changed the eligibility service requirement, effective 1/1/23, from 1 year of service to 90 days for deferrals only. On 11/10/23 the plan was amended effective 1/1/24 allowing Roth Elective Deferrals.

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2023 and 2022 were $13,334 and $27,140 respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2023.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2023 and December 31, 2022:

		Fair Value Measurements as of December 31, 2023 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,101,269	$16,101,269	$0	$0
Mutual funds	54,753,188	54,753,188	0	0
Money market funds	6,425,451	6,425,451	0	0
	$77,279,908	$77,279,908	$0	$0

		Fair Value Measurements as of December 31, 2022 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,023,094	$16,023,094	$0	$0
Mutual funds	46,062,938	46,062,938	0	0
Money market funds	6,276,856	6,276,856	0	0
	$68,362,888	$68,362,888	$0	$0

9. Risks and Uncertainties

The current interest rate environment has caused increased volatility in financial markets and the possibility of prolonged adverse economic conditions.  These changes in economic and financial market conditions could result in decreases in the fair value of Plan investments.  The ultimate impact to the fair value of Plan investments cannot be reasonably estimated at this time.

10. Nonexempt Transactions

There were no nonexempt transactions in 2023 and 2022.

SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2023

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d) ($)		Current Value (e) ($)

Mutual Funds
American Funds American Bal R6	Equity Fund, 8,317 units		**	266,119
American Funds New World R6	Equity Fund, 493 units		**	36,883
Dodge & Cox Stock	Equity Fund, 24,615 units		**	5,994,779

Federated MDT Small Cap Core R6	Equity Fund, 74,595 units		**	1,748,504

MFS Mid Cap Value R6	Equity Fund, 140,013 units		**	4,310,994

TIAA-CREF International Eq Idx Instl	Equity Fund, 154,125 units		**	3,369,171

Vanguard 500 Index Admiral	Equity Fund, 40,377 units		**	17,765,369

Vanguard Growth Index Adm	Equity Fund, 27,017 units		**	4,322,781

Vanguard Small Cap Growth Index Admiral	Equity Fund, 27,686 units		**	2,352,752

Vanguard TG Retirement 2020 Inv	Equity Bond Fund 2,557 units		**	68,691

Vanguard TG Retirement 2025 Inv	Equity Bond Fund 39,299 units		**	722,308

Vanguard TG Retirement 2030 Inv	Equity Bond Fund 38,856 units		**	1,378,204

Vanguard TG Retirement 2035 Inv	Equity Bond Fund 35,293 units		**	780,675

Vanguard TG Retirement 2040 Inv	Equity Bond Fund 16,696 units		**	656,152

Vanguard TG Retirement 2045 Inv	Equity Bond Fund 11,199 units		**	298,554

Vanguard TG Retirement 2050 Inv	Equity Bond Fund 14,920 units		**	663,016

Vanguard TG Retirement 2055 Inv	Equity Bond Fund 9,062 units		**	449,362

Vanguard TG Retirement 2060 Inv	Equity Bond Fund 1,361 units		**	62,184

Vanguard TG Retirement 2065 Inv	Equity Bond Fund 1,456 units		**	43,604

Vanguard TG Retirement 2070 Inv	Equity Bond Fund 1,679 units		**	39,792

William Blair Small-Mid Cap Gr	Equity Fund, 112,628 units		**	3,186,226

Goldman Sachs Short Duration Instl I	Fixed Bond Fund, 166,682 units		**	1,601,809

Vanguard Target Retirement Income Inv	Equity Bond Fund 21,983 units		**	285,992

WCM Focused International Growth Instl	Equity Fund, 2,758 units		**	62,758

Metropolitan West Total Return Bond I	Fixed Bond Fund, 466,432 units		**	4,286,509

				54,753,188
Money Market Funds
Goldman Sachs FS Government FST	Money Market Fund, 6,425,451 shares		**	6,425,451

Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 367,106 shares		**	16,101,269

Total Investments				77,279,908

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

Date: June 27, 2024	By:	/s/ Mark A. Gooch
Mark A. Gooch
Chairman, President, and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Joanna Boon
Joanna Boon
Senior Vice President/Director of Human Resources